UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[  ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

CW PETROLEUM CORP

(Exact name of issuer as specified in its charter)

Wyoming	20-2765559
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Christopher Williams

Chief Executive Officer

CW Petroleum Corp

23501 Cinco Ranch Blvd., Ste H120 - #325

Katy, Texas 77494

(Full mailing address of principal executive offices)

(713) 857-8142

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included in Item 3 (Financial Statements) of this report, and together with our audited consolidated financial statements and the related notes included in our Form 1-K for the fiscal year ended December 31, 2019. Historical results are not necessarily indicative of future results.

The company increased its first 6-months sales to $3,462,230 in 2020 vs $2,860,453 in 2019. This was achieved by nearly doubling its’ volume of refined product sales. Due to COVID-19, the price of our refined products decreased by almost 30%. On an equivalent price basis to 2019, our 6-month 2020 sales would have been $4,500,899.

The company’s’ long-term goal is be listed on the NASDAQ so it can provide greater market exposure for its shareholders.

The company has engaged a Global Investment Bank to raise capital to expand its’ nationwide growth.

Under the Reg A rules for financial reporting, the company is obligated to file unaudited semi-annual and audited annual financial statements.

Due to the high working capital requirements for the acquisition of inventory over the last few years, the company’s growth has been limited. With the potential of additional capital from the Reg 1-A and recent marketing efforts, management believes that the company will be on track to expand its’ sales of Biodiesel, Gasoline, Diesel Fuel, and Specialty Fuel Blends utilizing the company’s own trucking operation and the various Pipelines on which it is approved to ship refined products.

Certain statements and other information set forth in this semi-annual report on Form 1-SA may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “may”, “could”, “would”, “should”, “will”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. Forward-looking statements include, but are not limited to, statements about: expectations regarding our future revenue, the timing and release of our games, the implementation of our business model, our ability to enter into further licensing and publishing agreements, proceeds, timing and other expectations regarding the sale of Fig Game Shares, our expectations regarding our cash flow, our financial performance, our ability to obtain funding for our operations, our expectations regarding our cost of revenue, operating expenses and capital expenditures, and our future capital requirements.

All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements.

The cautionary statements set forth in the section entitled “Risk Factors” in our Annual Statement on Form 1-K (File No. 24R-00176), which was filed with the Securities and Exchange Commission, or SEC, on April 30, 2019 identify important factors that you should consider in evaluating our forward-looking statements. These factors include, among other things: (1) our history of losses; (2) our ability to continue as a going concern; (3) we may not be able to have our content accepted by the marketplace; (4) markets for our products and services; (5) our cash flows; (6) our operating performance; (7) our financing activities; (8) Our ability to compete effectively; (9) our ability to source and finance video entertainment products (10) our tax status; (11) national, international and local economic and business conditions that could affect our business; (12) industry developments affecting our business, financial condition and results of operations; and (13) governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

Operations

Our revenue for the six months ended June 30, 2020 was approximately $3.5 million, a 18% increase from the six months ended June 30, 2019 revenue of $2.9 million. We recognized $107,017 in bonuses or rebates in the six months ended June 30, 2020 as opposed to $24,387 in the six months ended June 30, 2019.

Cost of revenue amounted to $2.8 million for the six months ended June 30, 2020, a 19% increase from the prior six months ended June 30, 2019 total of $2.4 million resulting in part by the increase in sales.

Our gross margin on total costs of revenue amounted to approximately $664 thousand in the six months ended June 30, 2020, a 33% increase from the prior six months ended June 30, 2019 total of approximately $500 thousand.

For the six months ended June 30, 2020, we produced net income of $122,073, a 38% increase from the six months ended June 30, 2019 net income of $88,575, resulting primarily from the significant increase in our operations offset by a reduction in our margins of two percent (2%).

Liquidity

CW has no committed sources of funds and will be dependent on funds provided or obtained by the existing shareholders until other sources of funds are obtained. The existing shareholder’s ability to provide funds is limited. All funding to date has been provided by the shareholders, operations and equipment financing.

On June 30, 2020, our cash balance amounted to approximately $553 thousand compared to approximately $248 thousand at the end of 2019. Our net working capital has increased by approximately $343,531.

Cash Flow

Cash generated from operations for the six months ended June 30, 2020 amounted to $243 thousand, a 126% increase from the six months ended June 30, 2019. This increase resulted primarily from an increase in net income offset by increased other current assets.

During the six months ended June 30, 2020, our cash used in investing activities was $2 thousand, a decrease from the six months ended June 30, 2019, due to the acquisition of assets in 2019.

Cash used in financing activities for the six months ended June 30, 2020 was about $64 thousand due to debt payments on installment notes on transportation equipment offset by proceeds from an SBA loan. Cash used in financing activities for the six months ended June 30, 2019 was about $23 thousand due to debt payments on installment notes on transportation equipment.

Trends

Our only trend information relates to the price of oil. We have a limited capacity of inventory storage and containment facilities which limited our revenue capacity. Therefor increases and decreases in revenue a primarily attributable to the price of diesel fuel, gasoline, and biodiesel.

Item 2. Other Information

NONE

Item 3. Financial Statements

CW PETROLEUM CORP

Index to Consolidated Financial Statements

June 30, 2020

F-1

CW PETROLEUM CORP

Consolidated Balance Sheets

(Unaudited)

	June 30, 2020	December 31, 2019
ASSETS
Current assets
Cash	$552,844	$248,475
Accounts receivable
Trade, net	180,899	177,030
Inventory	127,607	127,607
Fuel bond	2,000	2,000
Other current assets	70,000	-
Total current assets	933,350	555,112
Property and equipment, net	448,988	526,575
Other assets	5,763	3,234
Total assets	$1,388,101	$1,084,921

LIABILITES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued expenses	$293,130	$175,664
Short term notes payable – related party	295,000	300,000
Current maturities of long-term debt	64,093	141,852
Total current liabilities	652,223	617,516
Long-term debt, net	544,568	394,668
Total liabilities	$1,196,791	$1,012,184
Shareholders’ equity (deficit)
Preferred stock –1,000,000 shares authorized, issued and outstanding with a par value of $.0001 per share	100	100
Common stock – 99,000,000 shares authorized, $0.0001 par value 12,973,500 issued and outstanding as of June 30, 2020 and December 31, 2019	1,297	1,297
Stock payable	300	300
Additional Paid-in capital	404,690	404,690
Accumulated deficit	(211,577)	(333,650)
Treasury stock, at cost (1,400 shares at $2.50)	(3,500)	-
Total shareholders’ equity (deficit)	191,310	72,737
Total liabilities and shareholders’ equity (deficit)	$1,388,101	$1,084,921

The accompanying notes are an integral part of these financial statements

F-2

CW PETROLEUM CORP

Consolidated Statements of Operations

(Unaudited)

	Six Months Ended
	June 30, 2020	June 30, 2019
Operations
Revenue
Fuel sales	$3,355,213	$2,836,066
Bonuses and rebates	107,017	24,387
Total revenue	3,462,230	2,860,453
Cost of revenue
Cost of fuel sold	2,640,130	2,269,585
Freight	100,450	23,200
Transport costs	58,020	67,765
Total cost of revenue	2,798,600	2,360,550
Margin on operations	663,630	499,903
Gain on sale of asset	1,121	-
Operating expenses	509,810	389,337
Earnings (loss) from operations	154,941	110,565
Other expense, net	30,373	21,989
Loss before income taxes	124,568	88,576
Income tax recovery
Current	2,495	-
Net income (loss)	$122,073	$88,575
Earnings Per Share
Weighted average shares outstanding	12,595,349	11,698,500
Basic and fully diluted loss per share	$(0.01)	$(0.01)

The accompanying notes are an integral part of these financial statements

F-3

CW PETROLEUM CORP

Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2020 and 2019

(Unaudited)

Six Months Ended June 30, 2020

	Common Stock		Preferred Stock		Treasury	Paid-In	Stock	Accumulated
Description	Shares	Amount	Shares	Amount	Stock	Capital	Payable	Deficit	Total
Balance December 31, 2019	12,973,500	$1,297	1,000,000	$100	$-	$404,690	$300	$(333,650)	$72,737
Repurchase of common stock	-	-	-	-	(3,500)	-	-	-	(3,500)
Net income (loss) for the year ended December 31, 2019	-	-	-	-	-	-	-	122,073	122,073

Balance June 30, 2020	12,973,500	$1,297	1,000,000	$100	$(3,500)	$404,690	$300	$(211,577)	$191,310

Six Months Ended June 30, 2019

	Common Stock		Preferred Stock		Treasury	Paid-In	Stock	Accumulated
Description	Shares	Amount	Shares	Amount	Stock	Capital	Payable	Deficit	Total
Balance December 31, 2019	11,698,500	$1,170	1,000,000	$100	$-	$198,567	$-	$(286,495)	$(86,658)
Net income (loss) for the year ended December 31, 2019	-	-	-	-	-	-	-	88,575	88,575

Balance June 30, 2020	11,698,500	$1,170	1,000,000	$100	$-	$198,567	$-	$(197,920)	$1,917

The accompanying notes are an integral part of these financial statements

F-4

CW PETROLEUM CORP

Consolidated Statements of Cash Flow

(Unaudited)

	For the Six Months Ended
	June 30, 2020	June 30, 2019
Cash flows from operating activities
Net income (loss)	$122,073	$88,575
Depreciation	80,552	68,585
Gain on sale of asset	(1,121)	-
Changes in
Accounts receivable	(3,869)	(65,510)
Other current assets	(70,000)	-
Accounts payable and accrued expenses	117,466	15,522
Other assets	(2,529)	-
Net cash provided by operations	242,572	107,172
Cash flows from investing activities
Acquisition of property and equipment	(4,995)	(10,000)
Cash received from sale of fixed assets	3,151	-
Net cash used in investing activities	(1,844)	(10,000)
Cash flows from financing activities
Purchase of treasury stock	(3,500)	-
Debt proceeds	150,000	-
Debt payments	(82,859)	(52,658)
Cash flows used in financing activities	63,641	(52,658)
Net increase in cash and cash equivalents	304,369	44,513
Cash and cash equivalents
Beginning of year	248,475	180,260
End of year	$552,844	224,774
Supplemental disclosures
Cash paid for interest	$(11,703)	(11,703)
Non-cash financing and investing activities
Installment notes issued for property acquisitions	$-	(107,958)

The accompanying notes are an integral part of these financial statements

F-5

CW PETROLEUM CORP

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2020

(Unaudited)

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated balance sheets as of June 30, 2020 and December 31, 2019, which was derived from audited financial statements, and the unaudited interim consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information, the instructions to Form 1-SA and Article 10 of Regulation S-X. In the opinion of management, the accompanying unaudited, consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as of June 30, 2020, and the cash flows and results of operations for the six-month periods ended June 30, 2020 and 2019. Such adjustments consisted only of normal recurring items. The results of operations for the six-month periods ended June 30, 2020 and 2019 are not necessarily indicative of the results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The accounting policies followed by the Company are set forth in Note 1 to the Company’s consolidated financial statements contained in the Company’s Offering Statement (Regulation A) on Form 1-K filed on April 21, 2020, and it is suggested that these interim consolidated financial statements be read in conjunction therewith.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income attributable to CW Petroleum Corp and available to common shareholders by the sum of the weighted average number of shares of common stock. Diluted earnings per common share is computed by dividing net income attributable to us and available to common shareholders by the sum of the weighted average number of shares of common stock and the number of additional shares of common stock that would have been outstanding if our outstanding potentially dilutive securities had been issued. We currently have no common stock equivalents.

Accounting Pronouncements Recently Issued and Adopted

In 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) guidance on leases, with amendments issued in 2018. The guidance requires lessees to recognize most leases on the balance sheet but does not change the manner in which expenses are recorded in the income statement. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The two permitted transition methods under the guidance are the modified retrospective transition approach, which requires application of the guidance for all comparative periods presented, and the cumulative effect adjustment approach, which requires prospective application at the adoption date. The Company adopted the standard on January 1, 2019. The Company does not have any long-term lease as of June 30, 2020, as such the adoption of the standard has no impact on the Company’s financial statement and disclosures.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606 (“ASU 2018-18”). ASU 2018-18 clarifies when certain transactions between collaborative arrangement participants should be accounted for under ASC 606 and incorporates unit-of-account guidance consistent with ASC 606 to aid in this determination. ASU 2018-18 is effective for public companies for annual and interim periods beginning after December 15, 2019, with early adoption permitted. ASU 2018-18 should generally be applied retrospectively to the date of initial application of Topic 606. The Company adopted the standard on January 1, 2020. The Company does not have any collaborative arrangements as of June 30, 2020, as such the adoption of the standard has no material impact on the Company’s financial statement disclosures.

Accounting Pronouncements Recently Issued and Not Yet Adopted

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 on a prospective basis, with early adoption permitted. The Company will adopt the new standard effective January 1, 2021 and does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

F-6

CW PETROLEUM CORP

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2020

(Unaudited)

Note 2 - Accounts Receivable

CW has accounts receivable of $180,899 and $177,030, net of an allowance for bad debt of $23,118 and $23,118, as of June 30, 2020 and December 31, 2019, respectively. Accounts receivable are written-off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

The following table sets forth activities in our allowance for bad debt:

Description	June 30, 2020	December 31, 2019
Balance as of beginning of period	$23,118	$21,349
Charges to provision for bad debt	-	1,769
Balance as of end of period	$23,118	$23,118

Note 3 – Inventories

Inventories as of June 30, 2020 and December 31, 2019, consists of the following:

Description	June 30, 2020	December 31, 2019
Tank Heel Inventory	$127,607	$127,607
Total	$127,607	$127,607

Tank heel inventory represents the cost of fuel maintained in storage tanks owned by other parties to assure maintenance of capacity.

F-7

CW PETROLEUM CORP

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2020

(Unaudited)

Note 4 - Property and Equipment

The amount of property and equipment as of June 30, 2020 and December 31, 2019, consist of the following:

Description	June 30, 2020	December 31, 2019
Furniture, fixtures and equipment	$17,932	$25,220
Transportation equipment	942,087	993,928
Total property cost	$960,019	$1,019,148
Accumulated depreciation	511,031	492,573
Property and equipment, net	$448,988	$526,575

For the six months ended June 30, 2020 and 2019, CW recorded depreciation expense of $80,552 and $68,585, respectively. We acquired equipment of $4,995 and $10,000 during the six months ended June 30, 2020 and 2019, respectively.

Note 5 - Debt

CW has installment notes payable secured by our transportation equipment. Interest rates range from 2% to 18% per annum and averaged 7.98% and 6.98% as of June 30, 2020 and December 31, 2019, respectively. The terms of these notes range from 36 to 72 months and average 59. Total monthly payments under these notes amounted to $8,191 and $12,956 as of June 30, 2020 and December 31, 2019, respectively.

During the six months ended June 30, 2020, CW acquired notes of $0 for property and equipment and made repayments of $82,859 and acquired notes of $0 for property and equipment and made repayments of $52,658 during the six months ended June 30, 2019.

Economic Injury Disaster Loan

On May 31, 2020, The Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the SBA under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business.

Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL Loan is up to $150,000, with proceeds to be used for working capital purposes. The Company has secured an EIDL loan in the amount of $150,000. Interest accrues at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date of each advance. Installment payments, including principal and interest, are due monthly beginning May 31, 2021 (twelve months from the date of the SBA Note (defined below)) in the amount of $731. The balance of principal and interest is payable thirty years from the date of the SBA Note. In connection therewith, the Company received a $2,000 advance, which does not have to be repaid.

F-8

CW PETROLEUM CORP

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2020

(Unaudited)

As of June 30, 2020, the aggregate annual maturities of debt are as follows:

Six Months Ended June 30, 2020	Amount
2020	$64,093
2021	112,342
2022	110,770
2023	79,643
2024	65,551
Thereafter	176,352
Total	$608,661

Note 6 – Related Party Transactions

Short term notes payable includes $295,000 and $295,000 as of June 30, 2020 and 2019, respectively of noninterest-bearing loans from related parties. Interest expense of $11,703 and $11,703 was imputed for the six months ended June 30, 2020 and 2019.

The Company leases land for storage of transportation equipment on a month to month lease from its President for $1,500 per month.

Note 7 – Concentrations

Accounts receivable as of June 30, 2020 are concentrated among two customers representing 63% and 10% of accounts receivable. As of December 31, 2019, three customers make up 76%, 14% and 10% of accounts receivable.

Revenue includes a significant concentration among customers for the six-month ended June 30, 2020, in which two customers represent 73% and 16% of revenue.

Revenue includes a significant concentration among customers for the year ended December 31, 2019, in which two customers represent 73% and 16% of revenue.

Note 8 – Subsequent Events

Subsequent events have been evaluated through August 10, 2020, the date these financial statements were available to be released and noted no other events requiring disclosure.

F-9

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW PETROLEUM CORP

By:	/s/ Christopher Williams, President

Date: August 10, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Christopher Williams, President

Date: August 10, 2020